Exhibit 99.1

News Release

Stantec reports solid second quarter 2014 results and dividend

EDMONTON, AB; NEW YORK, NY (August 7, 2014) TSX, NYSE:STN

Today, Stantec announced solid second quarter 2014 results, with several key items to highlight:

•	Gross revenue increased 11.8% to C$633.8 million in Q2 14 from C$566.7 million in Q2 13
•	Net income increased 22.4% to C$44.3 million in Q2 14 from C$36.2 million in Q2 13
•	Diluted earnings per share increased 20.5% to C$0.94 in Q2 14 from C$0.78 in Q2 13
•	The Company declared a quarterly dividend of C$0.185 per share
•	Stantec executed on its disciplined acquisition strategy by closing the acquisition of four firms in Q2 14: JBR Environmental Consultants, Inc.; Group Affiliates Inc. (SHW); Wiley Engineering, Inc.; and USKH Inc.

The Company’s positive performance in the quarter and year to date is a result of sustained activity throughout the organization and organic growth in its Energy & Resources and Infrastructure business operating units. For the first half of the year, Stantec’s gross revenue grew organically by 4.7%.

“As we move into the second half of the year, Stantec’s performance continues to meet expectations and deliver solid results,” says Bob Gomes, Stantec president and chief executive officer. “For this, we recognize our hardworking employees who continue to provide creative solutions that build strong, local communities.”

Designing with Community in Mind

Stantec achieves its purpose of creating communities by offering its expertise and services across three business operating units: Buildings, Energy & Resources, and Infrastructure.

In Stantec’s Buildings business operating unit, the Company’s integrated services model, together with global recognition of its expertise, allows the Company to secure projects despite a slow recovery in this market. A notable project awarded to Stantec this quarter is to perform architecture and engineering design to support the build-out of an inspection and secondary packaging area for a drug manufacturer in the San Francisco Bay area in California.

In its Energy & Resources business operating unit, on a year-to-date basis, Stantec experienced growth in all of its sectors, primarily in Oil & Gas. Stantec continues to benefit from a reputation as a top integrated provider of midstream services—a market that remains very active in Canada and presents opportunities as it expands and evolves in the United States.

In Stantec’s Infrastructure business operating unit, Stantec’s reputation for project delivery expertise and its strengthened presence in the United States continue to provide opportunities in both the development of new infrastructure and the renewal of aging facilities and roadways. For example, in the quarter, Stantec secured work on the City of Atlanta’s Raw Water Delivery System project where a tunnel, raw-water-filled quarry, and related facilities will provide operational flexibility to the city’s existing transmission mains. This project will be one of the largest design-build tunnels ever designed in North America.

Strategic Growth

Stantec closed four acquisitions in Q2 14, successfully executing on its consistent, disciplined acquisition strategy with the addition of JBR Environmental Consultants, Inc.; Group Affiliates Inc. (SHW); Wiley Engineering, Inc.; and USKH Inc., adding over 580 employees in the quarter, and 1,140 employees to the Company year to date. Stantec is seeing the resulting growth from its acquisition strategy in both depth of services and market reach, particularly in the western United States, the Midwest and Mid-Atlantic states, and the resource-rich northern areas of North America. This growth further strengthens Stantec’s capacity to deliver results with more than 14,000 employees in over 230 locations across North America and internationally.

Additional Company Activity

Subsequent to the quarter end, Stantec declared a dividend of $0.185 per share, payable on October 16, 2014, to shareholders of record on September 26, 2014.

Conference Call and Company Information

Stantec’s second quarter conference call, to be held Thursday, August 7, 2014, at 2:00 PM MDT (4:00 PM EDT), will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-800-499-4035 and provide confirmation code 9703011 to the operator.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 14,000 employees working in over 230 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work— professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Stantec’s gross revenue is an additional IFRS measure. For a definition and explanation of additional IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2013 Annual Report.

Certain statements contained in this news release constitute forward-looking statements. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets, and the risk that the projects contemplated in this news release will not be completed when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information on how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2013 Annual Report. You may obtain our 2013 Annual Report by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com or at www.stantec.com. Alternatively, you may obtain a hard copy of the 2013 Annual Report free of charge from our Investor Contact noted below.

Media Contact	Investor Contact
Sherry Brownlee	Crystal Verbeek
Stantec Media Relations	Stantec Investor Relations
Ph: (780) 917-7264	Ph: (780) 969-3349
sherry.brownlee@stantec.com	crystal.verbeek@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and

Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

(Unaudited)

	June 30	December 31
	2014	2013
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and cash equivalents	117,736	143,030
Trade and other receivables	413,124	384,907
Unbilled revenue	217,060	143,894
Income taxes recoverable	11,115	8,792
Prepaid expenses	17,954	18,959
Other financial assets	28,252	21,418
Other assets	2,731	5,231

Total current assets	807,972	726,231
Non-current
Property and equipment	150,029	133,534
Goodwill	688,051	594,826
Intangible assets	92,515	78,857
Investments in joint ventures and associates	4,616	4,996
Deferred tax assets	48,459	45,383
Other financial assets	89,834	83,163
Other assets	1,222	1,188

Total assets	1,882,698	1,668,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Trade and other payables	243,615	259,113
Billings in excess of costs	96,418	77,803
Income taxes payable	-	9,127
Current portion of long-term debt	52,587	37,130
Provisions	11,535	12,047
Other financial liabilities	2,207	1,927
Other liabilities	10,431	9,837

Total current liabilities	416,793	406,984
Non-current
Long-term debt	322,907	200,943
Provisions	52,692	49,539
Deferred tax liabilities	64,902	58,082
Other financial liabilities	2,224	2,041
Other liabilities	59,387	57,955

Total liabilities	918,905	775,544

Shareholders’ equity
Share capital	269,904	262,573
Contributed surplus	12,776	12,369
Retained earnings	666,613	606,056
Accumulated other comprehensive income	14,500	11,636

Total shareholders’ equity	963,793	892,634

Total liabilities and shareholders’ equity	1,882,698	1,668,178

Consolidated Statements of Income

(Unaudited)

	For the quarter ended June 30		For the two quarters ended June 30
(In thousands of Canadian dollars, except per share amounts)	2014 $	2013 $	2014 $	2013 $

Gross revenue	633,819	566,724	1,207,712	1,079,931
Less subconsultant and other direct expenses	103,568	97,275	196,206	183,630

Net revenue	530,251	469,449	1,011,506	896,301
Direct payroll costs	240,229	214,946	459,851	411,471

Gross margin	290,022	254,503	551,655	484,830
Administrative and marketing expenses	211,803	187,749	411,715	363,137
Depreciation of property and equipment	9,175	7,717	17,999	14,999
Amortization of intangible assets	5,788	6,268	11,152	12,072
Net interest expense	2,172	2,247	3,697	4,566
Other net finance expense	758	751	1,416	1,349
Share of income from joint ventures and associates	(581)	(361)	(1,386)	(569)
Foreign exchange (gain) loss	(179)	218	89	324
Other income	(24)	(60)	(390)	(368)

Income before income taxes	61,110	49,974	107,363	89,320

Income taxes
Current	17,495	16,345	27,821	27,231
Deferred	(690)	(2,502)	1,704	(2,489)

Total income taxes	16,805	13,843	29,525	24,742

Net income for the period	44,305	36,131	77,838	64,578

Weighted average number of shares outstanding – basic	46,704,903	46,176,303	46,664,414	46,116,563

Weighted average number of shares outstanding – diluted	47,151,907	46,479,367	47,136,251	46,414,325

Shares outstanding, end of the period	46,752,166	46,216,049	46,752,166	46,216,049

Earnings per share
Basic	0.95	0.78	1.67	1.40

Diluted	0.94	0.78	1.65	1.39